

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
Mark Scott
Chief Financial Officer
U.S. Rare Earths, Inc.
5600 Tennyson Parkway, Suite 190
Plano, TX 75024

      Re: U.S. Rare Earths, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed October 17, 2013
              File No. 000-31199

Dear Mr. Scott:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Celeste M. Murphy for

              Larry Spirgel
              Assistant Director

cc: Via E-mail
        James F. Biagi, Esq.
        Fifth Avenue Law Group, PLLC